Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006
Earnings
Pre-tax income *	$29,705	$55,987	$72,779	$130,918	$167,080	$62,130
Fixed charges	4,068	8,379	11,067	20,755	31,313	18,619

Total earnings	$33,773	$64,366	$83,846	$151,673	$198,393	$80,749

Fixed Charges
Interest expense **	$3,125	$7,352	$9,679	$18,815	$27,984	16,654
Rental interest factor	943	1,027	1,388	1,940	3,329	1,965

Total fixed charges	$4,068	$8,379	$11,067	$20,755	$31,313	$18,619

Ratio of earnings to fixed charges	8.3x	7.7x	7.6x	7.3x	6.3x	4.3x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.